UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1

___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

CHINA GROWTH CORPORATION

(Exact name of registrant as specified in its corporate charter)

000-52339

(Commission File No.)

Cayman Islands	N/A
(State of Incorporation)	(IRS Employer Identification No.)

#10 Gangkouerlu Road, Jiangmen City
Guangdong Province, 529000
People’s Republic of China

(Address of principal executive offices)

(86) (750) 395-9988

(Registrant's telephone number)

Approximate Date of Mailing: December 21, 2010

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

CHINA GROWTH CORPORATION
No.10 Gangkouerlu Road, Jiangmen City
Guangdong Province, 529000
People’s Republic of China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about December 21, 2010 to the holders of record at the close of business on December 14, 2010 (the “Record Date”) of the ordinary shares, par value $0.000128 per share (“Ordinary Shares”) of China Growth Corporation, a Cayman Islands company (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated December 15, 2010 (the “Closing Date”), among the Company, Wealth Environmental Protection Group, Inc.,  a British Virgin Islands company (“Wealth Environmental Protection”), and its shareholders (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on December 15, 2010 (the “Closing Date”).

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on December 21, 2010. Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to China Growth Corporation.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

On the Record Date, 998,275 Ordinary Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into the Share Exchange Agreement, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of Wealth Environmental Protection from Wealth Shareholders in exchange for 24,956,875 Ordinary Shares, representing approximately 95.16% of the issued and outstanding equity interest and voting rights of the Company. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, Mr. David Richardson and Mr. Joseph Rozelle submitted their resignations from our Board of Directors and appointed Mr. Mingzhuo Tan to our Board of Directors. Mr. Richardson’s resignation and Mr. Tan’s appointment became effective on the Closing Date, while Mr. Rozelle’s resignation will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities, including our Ordinary Shares and our Preference Shares immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement, by:

•
each security holder known by us to be the beneficial owner of more than 5% of our outstanding securities prior to and after the closing of the transactions contemplated by the Share Exchange Agreement;

•	each of our current directors and executive officers prior to and following the closing of the Share Exchange Agreement; and

•	all current directors and executive officers as a group prior to and following the closing of the Share Exchange Agreement.

	Before the Share Exchange				After the Share Exchange
	Number and			%	Number and			%
Name and Address	Title of Shares	%	%	Total	Title of Shares	%	%	Total
of Beneficial	Beneficially	Ordinary	Preference	Voting	Beneficially	Ordinary	Preference	Voting
Owner	Owned(1)	Shares(2)	Shares(3)	Power(4)	Owned(1)	Shares(2)	Shares(3)	Power(4)
Officers and Directors
Mingzhuo Tan (5)	0	*	*	*	12,834,964	41.24%	*	41.24%
					(Ordinary)

Patrick S.H. Chan	0	*	*	*	0	*	*	*

Joseph Rozelle	0	*	*	*	0	*	*	*
c/o Nautilus Global Business Partners
700 Gemini, Suite 100
Houston, TX 77058

All officers and directors as a group	0	*	*	*	12,834,964	41.24%	*	41.24%
					(Ordinary)

5% Security Holders
Star Prince Limited	0	*	*	*	12,834,964	41.24%	*	41.24%
					(Ordinary)

Access America Fund, LP (6)	390,625	39.13%	*	39.13%	2,220,789(7)	7%	52.46%	12.55%

800 Town & Country Blvd., Suite 420					(Ordinary)
Houston, Texas 77024					and
					233,334
					(Preference)

Mid-Ocean Consulting Ltd (8)	78,125	7.82%	*	7.82%	78,125	*	*	*
32 Governors Cay, Nassau, Bahamas					(Ordinary)

*less than 1%

(1)
A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days (such as through exercise of stock options or warrants). Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

(2)
Based on 998,275 Ordinary Shares issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of the Record Date) and 31,123,391 Ordinary Shares issued and outstanding after the closing of the transactions contemplated by the Share Exchange Agreement and the Subscription Agreement (as of the Closing Date). For each beneficial owner above, any warrants exercisable within 60 days have been included in the nominator and denominator.

(3)
No Preference Shares were issued and outstanding as of the Record Date and 444,804 Preference Shares were issued and outstanding as of the Closing Date. Each Preference Share is convertible into 7.1305357 Ordinary Shares (subject to customary adjustments for stock splits, combinations, or equity dividends on Ordinary Shares). Holders of Preference Shares vote with the holders of Ordinary Shares on all matters on an “as converted” basis.

(4)
Percentage of Total Capital Stock represents total ownership with respect to all shares of our Ordinary Shares and Preference Shares, as a single class and on an “as converted” basis. For each beneficial owner above, any warrants exercisable within 60 days have been included in the nominator and denominator.

(5)	Mr. Tan is our President, Chief Executive Officer and Director. He is the director of Star Prince Limited and has voting and dispositive control over securities held by Star Prince Limited.
(6)	Christopher Efird is the Managing Partner of Access America Fund, LP and has voting and dispositive control over securities held by it.
(7)	Includes 831,898 Ordinary Shares issuable upon exercise of a warrant and 998,275 Ordinary Shares (issuable upon conversion of two senior secured notes.
(8)
Mr. David Richardson, our previous Director who resigned on December 15, 2010, is the owner and the President and CEO of Mid-Ocean Consulting Limited and has voting and investment control over the Ordinary Shares owned by Mid-Ocean Consulting Limited.

Changes in Control

There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of two members, Mr. David Richardson and Mr. Joseph Rozelle, who were elected to serve until their successors are duly elected and qualified. Messrs. Richardson and Rozelle have submitted letters of resignation and Mr. Tan has been appointed to our Board of Directors. Mr. Richardson’s resignation and Mr. Tan’s appointment became effective on the Closing Date, while Mr. Rozelle’s resignation will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Mingzhuo Tan	39	Chairman of the Board of Directors
Patrick S.H. Chan	58	Chief Financial Officer
Joseph Rozelle	37	Director (1)

(1)	Former President and Chief Financial Officer prior to December 15, 2010 and current director until the Effective Date.

Mr. Mingzhuo Tan, Age 39, Chairman, President, Chief Executive Officer and Chief Financial Officer

Mr. Tan is the Chairman, President, Chief Executive Officer and the founder of the Company and has served the Company since April 2003. From July 1994 to October 1998, Mr. Tan worked for Xinhui Environmental Service Co. From November 1998 to March 2003, he served as the general manager of Jiangmen Pengjiang Huixin Chemical Industry Co., Ltd.  Mr. Tan is currently the vice chairman of Guangdong Council for the Development Promotion of Small and Middle Size Enterprises, a director of Guangdong Association of Environmental Protection Industry, vice director of Guangdong Chamber of Commerce in Guizhou and vice director of Jiangmen Chamber of Commerce, etc.

Mr. Tan received his B.A. in Environmental Engineering from Chongqing University in 1994. He received an EMBA degree from the Business School of South China University of Technology in 2010.

Patrick S.H. Chan, Age 58,   Chief Financial Officer

Mr. Chan has served as the Chief Financial Officer of Jiangmen Wealth Water since September 2010. Prior to that, he served as chairman assistant in Jiangmen Wealth Water from 2008 to August 2009, during which period, he also served as operating and sales development supervisor for the northern Asia department of Kozen Group. Between 2001 and 2008, he served as the general manager of the Tianjing branch of Ionics Enersave. He is engaged in sales development and management for a long time, has experienced practice in marketing, service network and service teamwork establishment, familiar with financial control, and has rich constructive opinions and consultation in enterprise's development and investment.

He received his MBA degree and Master's degree from St. Andrew University (Michigan) in 1980 and an EMBA from Lingnan College, Zhongshan University in 2000.

Mr. Joseph Rozelle, Age 37, Director

Joseph Rozelle has been one of our directors since September 2006 and served as our President from September 2006 until the closing of our reverse acquisition of Wealth Environmental Protection on December 15, 2010. On December 15, 2010, Mr. Rozelle resigned from all offices he held with us. On the same date, he submitted his resignation as a member of our board of directors, which will become effective the tenth day following the mailing of the Information Statement to our shareholders, which will be mailed on or about December 21, 2010. Mr. Rozelle is currently the President of Nautilus Global Partners, LLC, a company dedicated to facilitation of “going public” transactions for foreign and domestic operating companies on the public United States Exchanges. Prior to joining Nautilus Global Partners, LLC in 2006, Mr. Rozelle was a consultant with Accretive Solutions, providing Sarbanes-Oxley Compliance consulting and other accounting related consulting services. During his career he has served in several companies in positions where he worked in financial modeling, due diligence, preparation of investment summaries, asset securitization, planning and financial analysis, risk analysis, mergers and acquisition evaluation, corporate budgeting, commercial banking, auditing, and SEC filings involving corporate mergers, spin-offs, public debt offerings, and annual reports. Mr. Rozelle holds a Bachelors of Business Administration degree from the University of Houston and a Masters of Business Administration degree from the Jesse H. Jones School of Management at Rice University.

Advisory Board

Ms. Fangming Jin

Ms. Jin is a professor and Ph.D. candidate advisor at Tongji University, a chair professor of “Cheung Kong Scholars” program, a visiting professor at Japan Northeast University, a member of the American Chemical Society and a member of the Japan Waste Management Society.

Mr. Huaili Zheng

Mr. Zheng is an expert on waste water treatment. He is a professor and Ph.D. candidate advisor at Chongqing University. He focuses his research on flocculating agent research and the clean production in the printing, dying and papermaking industries.

Mr. Mingyu Li

Mr. Li served as the director of the Environmental Engineering Design & Research Center of Henan University, a director of the Chemical Engineering Research Office at Henan University and the vice director of the Environmental Engineering Research Institute at Jinan University. Mr. Li has been engaged in the development and application of water treatment chemicals for many years and has won various awards.

Mr. Li holds a doctor’s degree in Environmental Chemical Engineering from South China University of Technology. He is also the owner of 10 patents.

Mr. Hongsheng Xia

Mr. Xia is a professor and Ph.D candidate advisor in the Corporate Governance Department of the Management School of Jinan University. Mr. Xia has published more than 100 theses, 20 of which were published on world renowned academic journals.

Dr. Weiping Dai

Mr. Dai is instructor lecturer in the Department of Environmental and Municipal Engineering at Southern Methodise University. Dr. Dai is very experienced in environmental engineering and has 8 years of environmental consulting experiences. Dr. Dai graduated from Carnegie Mellon University with a doctor’s degree in Environmental Engineering.

Mr. Luting Pan

Mr. Pan holds a doctor’s degree in Engineering from South China University of Technology and a post doctor’s degree from Tongji University. Mr. Pan is a professor and tutor for the master’s degree at the School of Environmental Science and Engineering at Tongji University. He focuses his research on water pollution control and water treatment technologies.

Mr. Siqi Kang

Mr. Kang is a member of the Advisory Board of the Company. He is a doctor, professor and advisor for master degree candidate at the Central South University of Industry. Mr. Kang focuses his studies on environmental protection, metallurgy and the application of chemicals. He has hosted 6 national and provincial research projects and more than 20 other research projects. Mr. Kang has published over 60 theses in both Chinese domestic and international academic journals.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2009, our Board of Directors did not meet. We did not hold an annual meeting in 2009.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, Mr. Tan is serving as the Chairman of our Board of Directors and our Chief Executive Officer. Mr. Tan’s role is to oversee and manage the Board of Directors and its functions, including setting meeting agendas and running Board meetings. In this regard, Mr. Tan and the Board of Directors in their advisory and oversight roles are particularly focused on assisting the Chief Executive Officer and senior management in seeking and adopting successful business strategies and risk management policies, and in making successful choices in management succession.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Ordinary Shares. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in 2009 and 2008, to each of the following named executive officers.

Summary Compensation of Named Executive Officers

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)

Mingzhuo Tan	2009	5,352	-	-	-	5,352
(President and Chief Executive Officer)	2008	4,099	-	-	-	4,099
Patrick S.H. Chan	2009	14,286	-	-	-	14,286
(Chief Financial Officer)	2008	0	-	-	-	0
Binquan Chen (1)	2009	4,151	-	-	-	4,151
(Vice General Manager)	2008	3,629	-	-	-	3,629
Hongyu Du (1)	2009	3,035	-	-	-	3,035
(Financial Directors)	2008	2,245	-	-	-	2,245
Joseph Rozelle (2)	2009	0	-	-	-	0
(President and Chief Financial Officer)	2008	0	-	-	-	0

(1)	Although they are not executive officers, based on upon the compensation received, Mr. Chen and Mr. Du qualify as named executive officers for purposes of this table.
(2)	Joseph Rozelle resigned from all the offices he held with us on December 15, 2010

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 31, 2009. No equity awards were made during the fiscal year ended December 31, 2009.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended December 31, 2009.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended December 31, 2009.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2009.

Potential Payments Upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the fiscal year ended December 31, 2009.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2009 we did not have a standing compensation committee. Our board of directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the board of directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

Director Compensation

We have not paid our directors fees in the past for attending board meetings.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

TRANSACTIONS WITH RELATED PERSONS

Wealth Environmental Protection and its subsidiaries

The following includes a summary of transactions since the beginning of the 2008 fiscal year, or any currently proposed transaction, in which Wealth Environmental Protection and its subsidiaries were or are to be a participant and the amount involved exceeded or exceeds $120,000 and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●
On September 29, 2010, Jiangmen Huiyuan entered into an Exclusive Business Cooperation Agreement with Jiangmen Wealth Water, pursuant to which Jiangmen Huiyuan will provide Jiangmen Wealth Water with exclusive and complete business support, and technical and consulting services related to the principal business of Jiangmen Wealth Water.

●
On September 29, 2010, each of Jiangmen Huiyuan and Jiangmen Wealth Water entered into an Equity Interest Pledge Agreement with Mr. Mingzhuo Tan and Ms. Hongyu Du, respectively, pursuant to which Mr. Tan and Ms. Du pledged all of their equity interest in Jiangmen Wealth Water to Jiangmen Huiyuan to secure Jiangmen Water Wealth’s obligations under the Exclusive Business Cooperation Agreement.  On September 29, 2010, the pledges were registered with the Pengjiang Branch of Jiangmen Administration of Industry and Commerce.

●
On September 29, 2010, Jiangmen Huiyuan entered into an Exclusive Business Cooperation Agreement with Jiangmen Wealth Water, pursuant to which Jiangmen Huiyuan will provide Jiangmen Wealth Water with exclusive and complete business support, and technical and consulting services related to the principal business of Jiangmen Wealth Water.

●
On September 29, 2010, each of Jiangmen Huiyuan and Jiangmen Wealth Water entered into an Equity Interest Pledge Agreement with Mr. Mingzhuo Tan and Ms. Hongyu Du, respectively, pursuant to which Mr. Tan and Ms. Du pledged all of their equity interest in Jiangmen Wealth Water to Jiangmen Huiyuan to secure Jiangmen Water Wealth’s obligations under the Exclusive Business Cooperation Agreement.  On September 29, 2010, the pledges were registered with the Pengjiang Branch of Jiangmen Administration of Industry and Commerce.

●	For the nine months ended September 30, 2010, the Company loaned a total amount of $114,485, on a non interest bearing basis, to an affiliated company, which is owned by the Company’s shareholders, Mr. Migzhuo Tan and Ms. Hong Yu Du. In August 2010, the Company declared and paid dividends to Mr. Tan and Ms. Du in the amount of $1,375,829. The dividend reduced the outstanding loans receivable from affiliated company and accordingly, the balance due from affiliated company as of September 30, 2010 and December 31, 2009 was $0 and $1,249,774, respectively.

●
During the nine months ended September 30, 2009, the Company loaned an aggregate amount of $3,664,453, on a non interest bearing basis, to Mr. Tan, Ms. Du and Miss. Jiang Jun Pan. On December 30, 2009, the Company declared and paid dividends to Mr. Tan, Ms. Du and Miss.  Pan in the amount of $16,110,070. The entire outstanding loans receivable from these shareholders was paid in full through this dividend and accordingly, the balance due from shareholders as of December 31, 2009 was $0.

●	In May 2010, Mr. Tan paid on behalf of the Company, cash collateral of $250,000, pursuant to the terms of the Convertible Note Payable Agreement between us and Jiangmen Wealth.

●	For the years ended December 31, 2009 and 2008, the Company loaned a total amount of $0 and $1,227,598, on a non-interest bearing basis, to an affiliated company, which is owned by the Company’s shareholders, Mr. Tan and Ms. Du. There was no repayment from the affiliated company during the years 2009 and 2008. The balance due from the affiliated company as of December 31, 2009 and 2008 was $1,249,774 and 1,249,754, respectively.

●	During the year ended December 31, 2009, the Company made additional non-interest loans to Mr. Tan, Ms. Du and Miss. Pan a total amount of $8,065,029. On December 30, 2009, the Company declared and paid dividends to Mr. Tan, Ms. Du, and Mr. Pan in the amount of $16,110,070. The entire outstanding loans receivable from these shareholders was paid in full through this dividend and accordingly, the balance due from shareholders as of December 31, 2009 was $0.

China Growth

The following includes a summary of transactions since the beginning of the 2008 fiscal year, or any currently proposed transaction, in which China Growth was or is to be a participant and the amount involved exceeded or exceeds $120,000 and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).

●
In May 2010 and September 2010, China Growth issued a total of two notes for $500,000 to Access America Fund, LP, the largest shareholder of China Growth. The notes pay interest at 10% and are due at the earlier of the one year anniversary from the date of issuance, or b) a change of control of China Growth. Access America Fund, LP may convert the notes into 998,275 ordinary shares at any time and at its sole option. The notes automatically converted into 998,275 ordinary shares in connection with the Share Exchange.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our board of directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our board of directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2009 all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

Stockholder Communications With Directors

Stockholders who want to communicate with our Board or any individual director can write to:

China Growth Corporation
c/o Jiangmen Wealth Water Purifying Agent Co., Ltd
#10 Gangkouerlu Road, Jiangmen City
Guangdong Province, 529000
People’s Republic of China
Attn: Chief Executive Officer
Telephone: (86) (750) 395-9988

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

▪	Forward the communication to the Director or Directors to whom it is addressed;
▪	Attempt to handle the inquiry directly; or
▪	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Pursuant to the requirements of the Securities Exchange Act of 1934, China Growth Corporation has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 21, 2010

CHINA GROWTH CORPORATION

/s/ Mingzhuo Tan
Mingzhuo Tan
Chief Executive Officer